Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

February 2023

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated February 9, 2023, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date:	February 9, 2023	By	/s/ J.H.P.M van Rossum
J.H.P.M van Rossum
Executive Vice President and Head of
Corporate Financial Center

The Hague – February 9, 2023

Aegon reports fourth quarter 2022 results

Acceleration of strategy execution and delivery on financial commitments

•

Previously announced impairment loss from classifying Aegon the Netherlands as held for sale following the transaction with a.s.r. leads to net loss of EUR 2.4 billion for 4Q22 and EUR 2.5 billion for the full year

•

Operating result of EUR 488 million, a 4% increase compared with 4Q21. Benefits from expense savings, growth initiatives, an improvement in claims experience, and strengthening of the US dollar are partly offset by lower fees due to adverse markets and outflows. Full year 2022 operating result of EUR 1.9 billion, stable compared with the previous year

•	The capital ratios of all three main units remain above their respective operating levels. Group Solvency II ratio amounts to 208%
•

Cash Capital at Holding increases from EUR 1.4 billion to EUR 1.6 billion, mainly from EUR 318 million of free cash flow in 4Q22. Full year free cash flow increases from EUR 729 million in 2021 to EUR 780 million in 2022

•	Proposed final 2022 dividend of EUR 0.12 per common share to be paid in cash, which brings the full year dividend to EUR 0.23 per common share
•	Announcing new EUR 200 million share buyback to be executed in 1H23, barring unforeseen circumstances

Statement of Lard Friese, CEO

“The fourth quarter closes out a year in which we accelerated our transformation and the execution of our strategy. During the quarter, we announced the transaction to combine our Dutch businesses with a.s.r., a historic milestone for the company. Throughout the year we also made significant progress in improving our operating performance, and in further strengthening our balance sheet despite challenging market circumstances.

Our net result for the fourth quarter reflects the previously announced impairment loss as a result of classifying Aegon the Netherlands as held for sale. The operating result increased by 4%, as improved claims experience, the benefit from our operational improvement program and strengthening of the US dollar more than offset adverse market conditions. The operational improvement program contributed EUR 627 million to our operating result over the course of 2022, exceeding our EUR 550 million target one year earlier than expected. Given the overall success of the program, and in light of upcoming changes due to the transaction with a.s.r., we have decided to close out the reporting on the operational improvement program. We will provide an update to our strategy, including plans to further improve the efficiency of our operations and to accelerate commercial momentum at our Capital Markets Day in June 2023.

This year’s commercial results underscore the importance of offering customers a broad range of products. As a result of the uncertain macroeconomic environment, we saw outflows in Asset Management and in the UK Retail channel. In Workplace Solutions in the US we experienced net outflows as a consequence of the departure of one large customer. At the same time, life insurance sales grew in our growth markets and in the US, where Individual Solutions achieved the highest level of quarterly new life sales in the last five years. During 2022, the Workplace channel in the UK recorded the highest level of net deposits in the past four years, demonstrating the improvements we are making to our UK franchise. In the fourth quarter, we introduced the first phase of More Ways to Save in the UK, a new savings proposition with enhanced online services. In the US, Transamerica launched a new indexed universal life product specifically designed for the brokerage channel, complementing our current product that is successfully marketed by World Financial Group’s more than 62,000 agents. Supported by the commitment of our employees across the company, we will continue to introduce new products, improve the digital experience for our customers, and further build on our distribution strengths.

As a result of the progress we have made, both strategically and financially, we will propose a final dividend for 2022 of 12 eurocents per common share at our Annual General Meeting, bringing the full year dividend to 23 eurocents per common share. Furthermore, we are announcing a new EUR 200 million share buyback program for the first half of 2023, which underscores our disciplined capital management and commitment to returning surplus capital to our shareholders.

Looking ahead, we remain fully focused on executing our strategy and meeting our financial objectives. The actions we have taken so far provide us with confidence that we can deliver at least EUR 1.0 billion operating capital generation from our units outside of the Netherlands in 2023, barring unforeseen circumstances. We have generated EUR 1.5 billion of free cash flow during the past two years, achieving the three year target we set at the 2020 Capital Markets Day. For 2023, we aim to deliver around EUR 600 million free cash flow and are targeting an increase in our dividend to around 30 eurocents per common share, a reflection of our confidence in our strategy for the group.”

Note: All comparisons in this release are against 4Q 2021, unless stated otherwise. See page 8 of this press release for key performance indicators.

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Dick Schiethart	Jan Willem Weidema	Audio webcast on aegon.com
+31 (0) 6 22 88 99 25	+31 (0) 70 344 8028	United States: +1 864 991 41 03 (local)
gcc@aegon.com	ir@aegon.com	United Kingdom: +44 808 175 15 36 (toll free)
The Netherlands: +31 800 745 83 77 (toll free)
Passcode: you will receive a personal pin upon registration

The Hague – February 09, 2023

Strategic highlights

Aegon N.V.							unaudited

Strategic highlights - Focus. Execute. Deliver.

Key performance indicators

Notes	4Q 2022	4Q 2021	%	3Q 2022	%	FY 2022	FY 2021	%

Addressable expenses ¹	3,028	3,094	(2)	3,083	(2)	n/a	n/a
Change compared to FY 2019	(279)	(213)	(31)	(224)	(25)	n/a	n/a

Strategic Assets

Americas Individual Solutions - Life
New business strain (USD million)	80	69	15	76	4	303	279	9
New life sales (USD million)	124	95	30	108	15	431	360	20
MCVNB (USD million)	88	51	73	71	25	267	228	17

Americas Workplace Solutions - Retirement Plans Middle-Market
Net deposits (USD million)	(5,725)	(652)	n.m.	532	n.m.	(4,437)	(417)	n.m.
Written sales (USD million)	967	1,320	(27)	805	20	3,901	4,862	(20)

The Netherlands
Mortgage origination (EUR million)	1,883	2,269	(17)	2,012	(6)	8,743	10,856	(19)
Workplace Solutions net deposits (EUR million)	212	187	14	245	(14)	834	739	13
Net growth Knab customers (‘000s of customers)	10.9	2.4	n.m.	10.2	7	44.8	16.7	169

United Kingdom
Platform expenses / AuA	21 bps	21 bps	-	22 bps	(5)	21 bps	21 bps	-
Annualized revenues gained/(lost) on net deposits (GBP million)	(2)	(2)	(41)	(3)	13	(9)	(7)	(25)
Workplace net deposits (GBP million)	655	542	21	462	42	2,223	1,493	49

Retail net deposits (GBP million)	(432)	(38)	n.m.	(379)	(14)	(877)	(210)	n.m.

Growth Markets (Spain & Portugal, China, Brazil)

New life sales (EUR million)	74	51	44	54	35	248	215	15
MCVNB (Life) (EUR million)	19	27	(28)	16	21	73	93	(22)
New premium production (P&C and A&H) (EUR million)	29	28	4	25	20	117	107	10

Asset management - Global Platforms

Operating margin (%)	4.7%	11.7%	(60)	14.7%	(68)	11.9%	12.6%	(6)
Net deposits (EUR million)	(1,610)	(1,968)	18	(4,412)	64	(15,601)	(2,870)	n.m.
of which Third-party (EUR million)	(2,372)	419	n.m.	(1,027)	(131)	(3,798)	5,049	n.m.
Annualized revenues gained/(lost) on net deposits (EUR million)	(6)	1	n.m.	(6)	-	(23)	9	n.m.

Financial Assets

Americas - Variable Annuities
Capital generation (USD million)	87	228	(62)	(236)	n.m.	(962)	560	n.m.
Dynamic hedge effectiveness ratio (%)	96%	98%	(2)	97%	(1)	97%	96%	1
Americas - Long-Term Care
Capital generation (USD million)	(3)	41	n.m.	4	n.m.	65	373	(83)
Actual to expected claim ratio (%) (IFRS)	96%	77%	24	98%	(2)	81%	64%	27
NPV of rate increases approved since end-2020 (USD million)	471	342	38	450	5	n/a	n/a
The Netherlands - NL Life
Operating capital generation (EUR million)	59	56	5	63	(7)	267	206	30
Remittances to Aegon NL (EUR million)	50	25	100	50	-	200	100	100
Solvency II ratio (%)	210%	186%	13	207%	1	210%	186%	13

1. Trailing four quarters in constant currency. EUR million.

4Q 2022 Results - 2

The Hague – February 09, 2023

Aegon’s strategy

Aegon is taking significant steps to transform the company in order to improve its performance and create value for all of its stakeholders. To ensure delivery against these objectives, a rigorous and granular operating plan has been developed across the organization. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, Brazil, and China) and one global asset manager. Aegon’s businesses within its core markets have been separated into Financial Assets and Strategic Assets. The aim is to release capital from Financial Assets and from businesses outside of Aegon’s core perimeter, and to re-allocate capital to growth opportunities in Strategic Assets, growth markets and the global asset manager. Throughout this transformation, the company aims to maintain a solid capital position in the business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios.

Operational improvement plan

Given the overall success of the operational improvement program, and in light of upcoming changes to the group’s structure and reporting due to the transaction with a.s.r., Aegon has decided to close out the reporting on the operational improvement. The plan was not only aimed at improving the operating performance and propositions to customers, but also has fundamentally changed the ways of working at Aegon. A continuous focus on efficiency and operational execution has been embedded in the organization, where ambitious yet realistic targets are set, granular plans with real-time initiative tracking are implemented, and accountabilities are clearly assigned. The increased operational rhythm has created a culture of transparency, early escalation, and a focus on developing talent to support new ways of working.

The initiatives executed as part of the plan have reduced costs, expanded margins, and helped the businesses grow profitably. Between the launch of the operational improvement plan and the end of 2022, a total of 1,199 initiatives have been executed, of which 921 are related to expense savings. At the Capital Markets Day in 2020, Aegon announced to target an operating result uplift of EUR 550 million by the end of 2023 from the combination of EUR 400 million expense savings and EUR 150 million of operating result contribution from growth initiatives. As of year-end 2022, the operational improvement plan has resulted in an operating result uplift of EUR 627 million, split between a EUR 366 million benefit from expense initiatives and an uplift to the operating result of EUR 262 million from growth initiatives.

The EUR 366 million of addressable expense savings delivered as of the end of 2022 compared with the base year 2019, represent 92% of the EUR 400 million savings targeted for the end of 2023. These expense savings were partly offset by EUR 86 million of additional expenses related to growth initiatives in 2022, only about 60% of the additional EUR 150 million of addressable expenses that were originally envisaged. As such, the operational improvement plan has led to a net reduction in addressable expenses of EUR 279 million compared with the target of EUR 250 million communicated at the Capital Markets Day in 2020.

Going forward, the company will continue to focus on improving the efficiency and growth of its various businesses. The company will present a strategy update, including plans regarding efficiency measures and continued growth, at an upcoming Capital Markets Day in June 2023.

Strategic Assets

Strategic Assets are businesses with a greater potential for an attractive return on capital, and where Aegon is well positioned for growth. In these businesses, Aegon invests in expanding its customer base and increasing its margins to realize profitable growth.

Americas

In the US Individual Solutions business, Transamerica’s aim is to achieve top-5 positions in term life, whole life final expense, and indexed universal life through profitable sales growth. The Individual Solutions business generated new life sales of USD 124 million in the fourth quarter of 2022. With an increase of 30% compared to the fourth quarter of last year, Individual Solutions achieved the highest level of quarterly new life sales in the last five years. For the full year 2022, Individual Solutions increased new life sales to USD 431 million, 20% higher than the prior year. The

4Q 2022 Results - 3

The Hague – February 09, 2023

increase was driven by higher indexed universal life product sales across all distribution channels. The improved service experience and continued competitiveness of Transamerica’s products supported an increase in market share in the WFG distribution channel to 67% in the last quarter of 2022, compared with 59% a year earlier. WFG further expanded its distribution reach by growing the number of licensed life agents to a record level of more than 62,000 agents, an increase of 20% compared with the prior year quarter. Also, Transamerica launched a new indexed universal life product specifically designed for the brokerage distribution channel, complementing our current product that is successfully marketed through WFG. Term Life and Whole Life sales remained broadly stable in a competitive market.

In the US Workplace Solutions business, Transamerica aims to compete as a top-5 player in new sales in the Middle-Market segment of Retirement Plans. Written sales were USD 967 million in the fourth quarter of 2022, compared with USD 1.3 billion in the same quarter of 2021. For full year 2022, written sales were USD 7.9 billion compared with USD 9.2 billion in 2021. Lower equity markets and higher interest rates have had a negative impact on plan assets, and plan sponsors were more hesitant to move retirement plans given the volatile markets. Net outflows for the Middle-Market amounted to USD 5.7 billion. USD 5.2 billion of which were due to the discontinuance of one large Multiple-Employer-Plan contract. Excluding this contract, the Middle-Market segment saw net outflows of USD 0.5 billion, an improvement of USD 0.2 billion compared with the prior year quarter driven by strong written sales in prior periods. The aforementioned large discontinuance led to net outflows for the full year 2022, which amounted to USD 4.4 billion compared with USD 0.4 billion of net outflows in the prior year.

The Netherlands

Aegon is a leading mortgage originator in the Netherlands. The company originated EUR 1.9 billion of residential mortgages during the quarter. This is lower than the EUR 2.3 billion originated in the fourth quarter of 2021 due to reduced refinancing activity and a decline in home sales as a result of increased mortgage interest rates. In the fourth quarter of 2022, almost half of the mortgages were originated for third-party investors, who pay Aegon a fee for originating and servicing these mortgages. For the full year, mortgage origination volumes declined from EUR 10.9 billion in 2021 to EUR 8.7 billion in 2022. Despite the reduction in mortgage origination, the portfolio of mortgages under administration grew by EUR 3.1 billion compared with the fourth quarter of 2021 to EUR 62.9 billion.

Net deposits for the Workplace Solutions defined contribution pension products (PPI) in the Netherlands increased by 14% to EUR 212 million in the fourth quarter of 2022, supported by recurring gross deposits from continued strong demand for PPIs. Net deposits for the Workplace Solutions defined contribution products for full year 2022 increased by 13% to EUR 834 million.

Knab’s aim is to develop into a digital gateway for individual retirement solutions. Knab grew its fee-paying customer base by over 11,000 in the fourth quarter and over 44,000 for the full year to 346,000 at the end of 2022. This growth was mainly driven by the small business segment, which underscores the bank’s ability to attract and retain customers through its clear way of communicating, its customer-friendly service, and the way it offers customers an easy and cost-effective way to manage their banking matters online.

United Kingdom

In the United Kingdom, Aegon’s aim is to grow both the Retail and Workplace channels of its platform business. The platform business – excluding the low-margin Institutional business – generated net deposits of GBP 223 million. In comparison, net deposits amounted to GBP 504 million in the fourth quarter of 2021. Revenues declined in the fourth quarter of 2022 mostly as a result of the anticipated gradual run-off of the traditional product portfolio. Platform expenses as a percentage of assets under administration were stable compared with the same period of 2021 at 21 basis points, with expense savings offsetting the impact from unfavorable market movements on assets under administration.

Full year net deposits on the platform amounted to GBP 1.3 billion in 2022, a 5% increase compared to 2021. Net deposits in the Workplace channel of GBP 2.2 billion over the full year 2022 were the highest level in recent years, demonstrating the improvements Aegon is making to the franchise. Net outflows of GBP 0.9 billion were recorded in the Retail channel, largely as a result of negative investor sentiment. Over the full year net deposits on the platform

4Q 2022 Results - 4

The Hague – February 09, 2023

had a small positive contribution to annualized revenues. The decline in revenues from the anticipated gradual run-off of the traditional product portfolio was more than offset by operational improvement measures which have reduced addressable expenses.

Financial Assets

Financial Assets are blocks of business that are capital intensive with relatively low returns on capital employed. New sales for these blocks are limited and focused on products with higher returns and a moderate risk profile. Dedicated teams are responsible for managing these businesses and maximizing their value through active in-force management, disciplined risk management, and capital management actions. To achieve this, Aegon considers unilateral and bilateral actions as well as third-party solutions. Unilateral actions are those that can be executed fully under Aegon’s control, while bilateral actions require the interaction and consideration of other stakeholders.

Americas

Transamerica is managing a book of variable annuities with interest rate sensitive riders, fixed annuities, and the long-term care book as Financial Assets. An active management and the implementation of in-force management actions has resulted in a de-risked legacy Variable Annuities portfolio that runs off over time. As previously indicated, the company remains exposed to the impact of equity markets on variable annuity base contract fees. Transamerica has intentionally left this risk open, as this is fundamentally an asset management type of exposure and a key driver of future variable annuity capital generation. In order to reduce the volatility of the RBC ratio caused by the exposure of base contract fees to equity markets, Transamerica established a voluntary reserve in the fourth quarter that more closely aligns the recognition of the fees in capital with when they are earned. This led to a one-time reduction of the RBC ratio and has substantially reduced the sensitivity of the ratio to equity market movements. Consequently, Aegon will benefit from an even more stable and higher quality capital generation from the variable annuity portfolio, mainly driven by the emergence of base fees and the release of required capital as the book runs off.

Previously, Transamerica had expanded the dynamic hedge program to variable annuity products with guaranteed minimum death benefits and guaranteed minimum income benefits. In the fourth quarter of 2022, Transamerica achieved a hedge effectiveness of 96% on its variable annuity dynamic hedge program, continuing its strong track record.

Transamerica is actively managing its long-term care business. The primary management action regarding long-term care are rate increase programs. The total value of approvals achieved since the start of the program now stands at USD 471 million, with USD 21 million additional approvals for rate increases obtained in the fourth quarter of 2022. The company had achieved the USD 450 million target for this program already in the third quarter of 2022. This was the upgraded target compared with the targeted USD 300 million value of rate increases that Aegon communicated previously. Transamerica will continue to work with state regulators to get pending and future actuarially justified rate increases approved.

Claims experience for the long-term care business in the fourth quarter was somewhat favorable to expectations mainly from higher claims terminations, while the frequency of new claims has returned to pre-pandemic levels. Actual-to-expected claims experience was 96% for the fourth quarter of 2022.

Transamerica Life Bermuda

Transamerica Life Bermuda (TLB) is Aegon’s high-net-worth business operating out of Hong Kong, Singapore, and Bermuda. Following the reinsurance transaction of the closed block of universal life insurance liabilities with Transamerica, TLB is now managed as a Financial Asset. In line with Aegon’s strategy to maximize its value through disciplined risk and capital management, TLB remitted EUR 57 million to the Holding in the fourth quarter of 2022. This brings the total remittances in the full year 2022 to EUR 112 million, supported by operating capital generation of the business and upstreaming of excess capital.

The Netherlands

The dedicated team responsible for the Dutch Life business – Aegon Levensverzekering N.V. – is actively managing risks and the capital position to enhance the consistency of remittances to the Holding. The Solvency II ratio of the

4Q 2022 Results - 5

The Hague – February 09, 2023

Dutch Life business increased during the fourth quarter of 2022 from 207% to 210% largely driven by model and assumption updates. Market movements had a negative impact, driven by lower real estate revaluations.

Growth Markets and Asset Management

In its growth markets – Spain & Portugal, Brazil, and China – Aegon is investing in profitable growth. New life sales from these markets increased by 44% to EUR 74 million in the fourth quarter of 2022 mostly due to strong sales growth and increased business ownership in Brazil. For the full year 2022, new life sales totaled EUR 248 million, an increase of 15% compared with the full year 2021.

Market consistent value of new business (MCVNB) for the life business decreased by 28% to EUR 19 million in the fourth quarter of 2022, which reflects the impact of the divestment of Aegon’s stake in the joint venture with Liberbank and a less favorable product mix in Spain & Portugal, with a partial offset from the inclusion of Brazil. For the full year 2022, MCVNB amounted to EUR 73 million, representing a 22% decrease compared with the full year 2021. This was mostly due to industry-wide lower demand for critical illness products in China.

New premium production for property & casualty and accident & health insurance amounted to EUR 29 million and remained stable compared with the fourth quarter of 2021. In Spain & Portugal, business growth in accident & health was offset by lower demand for property & casualty products. For the full year 2022, new premium production for property & casualty and accident & health insurance increased by 10% when compared with the full year 2021 to EUR 117 million.

In October 2022, Aegon announced that it successfully completed the divestment of its 50% stake in the Spanish insurance joint venture with Liberbank to Unicaja Banco. The sale followed the change of control in Liberbank after its merger with Unicaja Banco in 2021. Aegon Spain has upstreamed EUR 146 million of proceeds from the transaction to Aegon Group in the fourth quarter of 2022. Aegon will continue to grow its business in Spain & Portugal through its key life and non-life joint ventures with Banco Santander as well as through its own channels, which have generated significant profitable growth over the last years.

Aegon Asset Management (Aegon AM) aims to increase the operating margin of its Global Platforms by improving efficiency and driving growth. However, challenging market conditions resulted in third-party net outflows of EUR 2.4 billion on the Global Platforms in the fourth quarter of 2022, as customers freed up liquidity in a rising interest rate environment. Adverse market and economic conditions in China impacted the Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC) and led to third-party net outflows of EUR 1.4 billion in Strategic Partnerships.

Annualized revenues lost on net deposits for Global Platforms amounted to EUR 7 million for the quarter, predominantly as a consequence of net outflows in the third-party business. The operating margin for Global Platforms decreased to 4.7% in the fourth quarter of 2022, driven by lower revenues as a consequence of lower asset balances that were negatively impacted by both outflows and adverse market conditions.

Full year third-party net outflows on the Global Platforms amounted to EUR 3.8 billion in 2022 compared with net deposits of EUR 5.0 billion in 2021. This was driven by customers freeing up liquidity in a rising interest rate environment. Annualized revenues lost on net deposits for Global Platforms for full year 2022 amounted to EUR 22 million. The operating margin of Global Platforms for the full year 2022 was 11.9% compared with 12.6% in 2021, with lower expenses – including from lower variable compensation accruals and expense savings initiatives – partly offsetting the decrease in revenues.

4Q 2022 Results - 6

The Hague – February 09, 2023

Financial highlights

Financial overview									unaudited

EUR millions	Notes	4Q 2022	4Q 2021%		3Q 2022%		FY 2022	FY 2021%

Americas		233	184	26	156	49	790	790	-
The Netherlands		220	195	13	185	19	783	755	4
United Kingdom		50	49	3	48	4	206	184	12
International		9	46	(81)	55	(84)	167	143	17
Asset Management		32	49	(35)	43	(25)	193	253	(24)
Holding and other activities		(56)	(54)	(4)	(58)	4	(220)	(219)	(1)
Operating result	1	488	470	4	429	14	1,918	1,906	1
Fair value items		(67)	90	n.m.	(506)	87	(1,231)	432	n.m.
Realized gains / (losses) on investments		(370)	121	n.m.	(127)	(191)	(650)	446	n.m.
Net impairments		(9)	15	n.m.	11	n.m.	(36)	53	n.m.
Non-operating items		(445)	226	n.m.	(622)	28	(1,917)	930	n.m.
Other income / (charges)		(2,021)	(69)	n.m.	(107)	n.m.	(2,321)	(780)	(198)
Result before tax		(1,978)	627	n.m.	(300)	n.m.	(2,319)	2,056	n.m.
Income tax		(384)	(101)	n.m.	94	n.m.	(185)	(355)	48
Net result		(2,362)	526	n.m.	(206)	n.m.	(2,504)	1,701	n.m.

Net result attributable to:
Owners of Aegon N.V.		(2,352)	504	n.m.	(200)	n.m.	(2,533)	1,651	n.m.
Non-controlling interests		(10)	21	n.m.	(6)	(75)	29	50	(41)

Operating result after tax		361	405	(11)	350	3	1,525	1,582	(4)

Return on equity	4	7.8%	9.0%	(13)	7.2%	9	8.2%	9.2%	(11)

Operating expenses		1,013	913	11	987	3	3,902	3,775	3
Addressable expenses 1	8	753	808	(7)	748	1	3,028	3,094	(2)

Americas		7,530	7,028	7	8,260	(9)	34,229	32,500	5
The Netherlands		6,278	5,623	12	5,581	12	22,410	19,902	13
United Kingdom		3,658	14,073	(74)	1,135	n.m.	9,949	24,764	(60)
International		160	183	(12)	193	(17)	660	387	71
Asset Management		29,300	42,121	(30)	30,895	(5)	127,088	157,290	(19)
Total gross deposits	9	46,926	69,029	(32)	46,065	2	194,336	234,843	(17)

Americas		(9,880)	(6,891)	(43)	(1,896)	n.m.	(16,083)	(17,656)	9
The Netherlands		225	28	n.m.	400	(44)	1,201	(273)	n.m.
United Kingdom		562	10,681	(95)	(2,132)	n.m.	(2,765)	10,228	n.m.
International		(18)	98	n.m.	(2)	n.m.	28	191	(85)
Asset Management		(3,779)	3,115	n.m.	490	n.m.	(229)	12,885	n.m.
Total net deposits / (outflows)	9	(12,890)	7,032	n.m.	(3,140)	n.m.	(17,848)	5,374	n.m.

Americas		132	94	41	119	11	473	352	34
The Netherlands		14	17	(22)	18	(23)	73	74	(2)
United Kingdom		6	8	(24)	6	(6)	26	31	(15)
International		75	54	39	55	37	253	228	11
New life sales (recurring plus 1/10 single)	2,9	227	173	31	198	15	825	686	20

New premium production accident & health insurance		38	51	(25)	35	9	170	170	-
New premium production property & casualty insurance		24	24	2	24	1	106	96	9

Market consistent value of new business	3	135	149	(9)	130	4	526	538	(2)

1. Addressable expenses for all reporting periods are reported at constant currency at the FY 2022 YTD weighted average foreign exchange rate.

4Q 2022 Results - 7

The Hague – February 09, 2023

Aegon N.V. Leverage			unaudited
		Quarterly
	2022 Dec. 31	2021 Dec. 31	2022 Sep. 30
Gross financial leverage (EUR millions)	5,621	5,932	5,822
Gross financial leverage ratio (%)	25.8%	24.7%	22.9%

Aegon N.V. Cash Capital at Holding			unaudited
		Quarterly
EUR millions	4Q 2022	4Q 2021	3Q 2022
Beginning of period	1,368	961	1,680

Americas	279	232	14
The Netherlands	-	60	70
United Kingdom	59	154	-
International	75	74	-
Asset Management	-	-	8
Holding and other activities	-	-	-
Gross remittances	414	520	92

Funding and operating expenses	(96)	(103)	(24)
Free cash flow	318	417	67

Divestitures and acquisitions	146	6	11
Capital injections	(1)	(4)	(4)
Capital flows from / (to) shareholders	(240)	(96)	(373)
Net change in gross financial leverage	-	-	-
Other	23	(5)	(13)
End of period	1,614	1,279	1,368

Aegon N.V. Capital ratios				unaudited
EUR millions	Notes	2022 Dec. 31	2021 Dec. 31	2022 Sep. 30
US RBC ratio		428%	426%	404%
NL Life Solvency II ratio		210%	186%	207%
Scottish Equitable plc (UK) Solvency II ratio		169%	167%	179%

Eligible Own Funds		16,332	19,431	18,534
Consolidated Group SCR		7,844	9,226	8,751
Aegon N.V. Solvency II ratio	10,11	208%	211%	212%

Eligible Own Funds to meet MCR		6,927	8,816	7,756
Minimum Capital Requirement (MCR)		1,725	2,300	1,740
Aegon N.V. MCR ratio		402%	383%	446%

4Q 2022 Results - 8

The Hague – February 09, 2023

Capital generation					unaudited

EUR millions	Notes	4Q 2022	4Q 2021%		3Q 2022%

Earnings on in-force		309	234	32	320	(3)
Release of required		217	187	16	199	9
New business strain		(235)	(178)	(32)	(185)	(27)
Operating capital generation after Holding and other activities		290	243	20	333	(13)
One-time items		(585)	(144)	n.m.	(101)	n.m.
Market impacts		(369)	255	n.m.	(306)	(21)
Capital generation		(664)	353	n.m.	(74)	n.m.

Capital generation					unaudited

EUR millions	Notes	4Q 2022	4Q 2021%		3Q 2022%

Americas		148	118	26	189	(22)
The Netherlands		106	72	48	93	14
United Kingdom		45	59	(24)	33	34
International		61	42	46	59	4
Asset Management		10	19	(45)	25	(58)
Holding and other activities		(80)	(66)	(20)	(66)	(21)
Operating capital generation after Holding and other activities		290	243	20	333	(13)

4Q 2022 Results - 9

The Hague – February 09, 2023

Operating result

Aegon’s operating result increased by 4% compared with the fourth quarter of 2021 to EUR 488 million. At constant currencies, the result decreased by 1%. Lower fees due to adverse markets and outflows in US Variable Annuities and Asset Management broadly offset benefits from expense savings, growth initiatives, one-time reserve releases in the Netherlands, and improved claims experience.

The operating result from the Americas increased by 26% compared with the fourth quarter of 2021, or 14% on a constant currency basis, to EUR 233 million in the fourth quarter of 2022. This was primarily due to an improvement of the unfavorable mortality claims experience in Life, reducing from EUR 83 million in the fourth quarter of 2021 to EUR 13 million in the same quarter of 2022. In addition, the result from the Americas benefited from recognizing the result from TLB for the second half of 2022 following the reinsurance transaction between TLB and Transamerica that commenced retrospectively on July 1, 2022, with a commensurate offset in the International segment. This was partly offset by a lower result from Variable Annuities where fee income was negatively impacted by adverse markets and expected outflows, and from less favorable morbidity claims experience which reduced from EUR 30 million in the fourth quarter 2021 to EUR 16 million in the fourth quarter of 2022.

Aegon’s operating result in the Netherlands increased by EUR 25 million compared with the fourth quarter of 2021 to EUR 220 million. The results of Bank and Workplace Solutions showed a strong increase, supported by higher interest rates, business growth, and non-life reserve releases, while the results of Life and Mortgages decreased, reflecting lower investment income from mortgages. Benefits from expense savings initiatives across all lines of business more than offset higher pension costs for own employees and expenses related to growth initiatives.

The operating result from the United Kingdom increased by 3% compared with the fourth quarter of 2021 to EUR 50 million. Lower addressable expenses as a result of expense savings initiatives more than offset a decline in fee revenues as a result of unfavorable market developments in 2022 and the run-off of the traditional product portfolio.

The operating result from International decreased by EUR 37 million to EUR 9 million in the fourth quarter of 2022. The main driver was the previously announced reinsurance transaction between TLB and Transamerica, with a commensurate positive impact in the Americas segment. Adjusting for this impact, the result increased by 31%, which was driven by Brazil, and reflects improved claims experience and business growth.

The operating result from Aegon AM decreased by 35% compared with the same quarter of 2021 to EUR 32 million in the fourth quarter of 2022. This was driven by lower management fees in both Global Platforms and Strategic Partnerships, mainly as a consequence of lower asset balances due to adverse market conditions, and lower performance fees in the Chinese asset management joint venture Aegon-Industrial Fund Management Company (AIFMC).

The operating result from the Holding was a loss of EUR 56 million, and mainly reflects funding expenses.

Non-operating items

The result from non-operating items amounted to a loss of EUR 445 million in the fourth quarter of 2022, mainly as a result of fair value losses and realized losses on investments. Fair value losses were mainly driven by the Netherlands, largely due to the negative impact from real estate revaluations following the decrease in Dutch housing prices. Realized losses on investments were primarily from the sale of bonds in the Americas at the beginning of the fourth quarter to maintain a robust liquidity position consistent with Aegon’s strict liquidity framework, and adjustments to the Transamerica’s interest rate risk profile following the increase in interest rates.

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The Hague – February 09, 2023

Other charges

Other charges amounted to EUR 2.0 billion million and reflect a EUR 1.8 billion impairment loss triggered by classifying Aegon the Netherlands as held for sale, as a result of the transaction with a.s.r. This represents the majority of the expected reduction in equity as a result of the transaction. One-time investments related to the operational improvement plan amounted to EUR 81 million.

Net result

The result before tax amounted to a loss of EUR 2.0 billion. The tax charge for the quarter amounts to EUR 384 million, mainly driven by a previously announced one-time tax charge related to the anticipated settlement of a tax position in connection with the transaction with a.s.r. It also reflects that the aforementioned impairment loss is not tax deductible. The net result was a loss of EUR 2.4 billion.

Expenses

Addressable expenses decreased by 7%, or EUR 55 million on a constant currency basis compared with the fourth quarter of 2021 to EUR 753 million. The benefit from expense savings initiatives and lower performance-related compensation expenses was only partly offset by additional investments in growth initiatives across the group.

Operating expenses of EUR 1,013 million increased by 11% compared with the fourth quarter of 2021. This was mainly driven by non-recurrence of a one-time benefit in the fourth quarter of 2021 and increased project costs for IFRS 9 and 17 implementation, which more than offset the impact from lower addressable expenses and the impact of the completion of the sale of Aegon’s businesses in Hungary and Turkey.

Shareholders’ equity

Shareholders’ equity excluding revaluation reserves was EUR 16.2 billion, or EUR 8.06 per common share, on December 31, 2022, a reduction of EUR 3.5 billion compared to September 30, 2022. The reduction in equity was driven by the net loss and unfavorable currency movements.

Gross financial leverage

Gross financial leverage decreased by EUR 0.2 billion in the fourth quarter of 2022, to EUR 5.6 billion per December 31, 2022. This decrease was driven by the weakening of the US dollar against the euro.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at the Holding increased from EUR 1,368 million to EUR 1,614 million during the fourth quarter of 2022. The main contributors were free cash flow of EUR 318 million, EUR 146 million of net proceeds from the previously announced divestment of Aegon’s stake in the joint venture with Liberbank. These cash inflows more than offset capital returns to shareholders of EUR 240 million in the fourth quarter, which consisted of a share buyback to neutralize the 2022 interim dividend paid in shares and the last EUR 100 million tranche of Aegon’s EUR 300 million share buyback program in 2022. Other items led to an inflow of EUR 22 million, driven by benefits from rolling currency hedges related to Aegon’s gross financial leverage.

Capital ratios

Aegon’s Group Solvency II ratio decreased from 212% to 208% during the fourth quarter of 2022, driven by negative capital generation after holding expenses of EUR 664 million, as well as the deduction of the final 2022 dividend and the EUR 200 million share buyback announced today. Unfavorable market movements totaled EUR 369 million, and notably included the impact of lower real estate valuations in the Netherlands. One-time items amounted to a loss of EUR 585 million and were mainly driven by a previously announced tax charge related to the anticipated settlement of a tax position in connection with the transaction with a.s.r. Operating capital generation amounted to EUR 290 million after holding expenses.

The estimated RBC ratio in the United States increased from 404% on September 30, 2022 to 428% on December 31, 2022, and remains above the operating level of 400%. The main positive impacts were from previously announced management actions. Following an internal reinsurance transaction, Transamerica is able to recognize its equity in TLB as available capital for solvency purposes. This more than offset the impact from setting up a voluntary

4Q 2022 Results - 11

The Hague – February 09, 2023

reserve for the variable annuities portfolio. One-time items also include a negative impact from industry-wide regulatory updates to factors that determine required capital. Market movements had a positive impact, driven by higher equity markets and interest rates. Operating capital generation contributed favorably to the US RBC ratio, while the dividends from the operating companies to the intermediate holding company had a negative impact.

The estimated Solvency II ratio of NL Life increased from 207% on September 30, 2022 to 210% on December 31, 2022, and remains above the operating level of 150%. The increase was mainly due to the positive impact of model and assumption changes, which included the favorable impact of a higher factor applied when calculating the loss-absorbing capacity of deferred taxes (LAC-DT). Market movements had a negative impact, driven by lower real estate revaluations. Operating capital generation more than offset the EUR 50 million remittance to the Holding in the fourth quarter.

The estimated Solvency II ratio for Scottish Equitable Plc decreased from 179% on September 30, 2022 to 169% on December 31, 2022, and remained above the operating level of 150%. The decrease in the ratio was mostly due to the impact of model and assumption changes, remittances paid, and market movements. These more than offset the positive contribution from operating capital generation.

Implications of transaction with a.s.r. on Aegon’s reporting

Upon completion of the transaction whereby Aegon will combine its Dutch pension, life and non-life insurance, banking, and mortgage businesses with a.s.r., Aegon will receive a 29.99% strategic shareholding in a.s.r. In addition to the shareholders’ approval obtained in January 2023, the closing of this transaction is subject to customary conditions, including regulatory and antitrust approvals. Aegon’s strategic shareholding in a.s.r. will be accounted for at the net asset value of a.s.r. Aegon will align its future reporting dates and frequency with those of a.s.r. to allow for the inclusion of Aegon’s share in the net asset value of a.s.r. in Aegon’s financial reporting. This means that Aegon will adjust its reporting format to trading updates for the first and third quarters focusing on selected key performance metrics, including operating capital generation, capital positions and sales figures. In line with a.s.r., Aegon will report IFRS results in the second and fourth quarter. To provide consistency for the financial year reporting, this change in reporting format will become effective as of the first quarter of 2023 and is expected to remain in place until a.s.r. would move to quarterly reporting.

In light of the transaction with a.s.r., Aegon will no longer report the operating result and operating capital generation for its Dutch business going forward. This change will be implemented as of the first quarter of 2023. The results of Aegon’s Dutch business will be reported as non-operating results for both IFRS segment reporting and capital generation. Until the transaction closes, Aegon will not recognize remittances received from Aegon the Netherlands in Cash Capital at the Holding. Upon closing of the transaction, the company expects to recognize EUR 2.2 billion cash proceeds in Cash Capital at the Holding.

Final dividend 2022

Aegon aims to pay out a sustainable dividend to allow equity investors to participate in the company’s performance, which can grow over time if Aegon’s performance so allows. The Executive Board will, in the absence of unforeseen circumstances, propose a final dividend for 2022 of EUR 0.12 per common share at the Annual General Meeting of Shareholders to be held on May 25, 2023. If approved, and in combination with the interim dividend of EUR 0.11 per share paid over the first half of 2022, Aegon’s total dividend over 2022 will amount to EUR 0.23 per common share or approximately EUR 454 million. This represents an increase of EUR 0.06 compared with the total dividend per common share over 2021. Following the transaction with a.s.r., Aegon increased its dividend per common share target from around EUR 0.25 to around EUR 0.30 over 2023.

Aegon intends to move to a cash-only dividend as of the final dividend of 2022. To this end, Aegon will present an update to its dividend policy for discussion at the next Annual General Meeting of Shareholders.

If the proposed dividend is approved by shareholders, Aegon’s shares will be quoted ex-dividend on the New York Stock Exchange on May 26, 2023 and on Euronext Amsterdam on May 29, 2023. The record date for the dividend will be May 30, 2023, and the dividend will be payable as of June 29, 2023.

4Q 2022 Results - 12

The Hague – February 09, 2023

Share buyback program

Aegon today announces a new EUR 200 million share buyback, in line with the company’s intention to return surplus cash capital to its shareholders. The share buyback will be funded from the company’s Cash Capital at Holding, which stood at EUR 1.6 billion at the end of 2022, above the operating range of EUR 0.5 billion to EUR 1.5 billion. Barring unforeseen circumstances, the share buyback program will commence on February 10, 2023, and is expected to be completed on or before June 30, 2023. Aegon will engage a third party to execute the transactions on its behalf. The common shares will be repurchased at a maximum of the average of the daily volume-weighted average prices during the repurchase period. The new share buyback is in addition to the previously announced EUR 1.5 billion capital return to shareholders that is anticipated to be executed after closing of the transaction with a.s.r., barring unforeseen circumstances.

Outlook for 2023

Aegon provides the following outlook for 2023 based on the current market circumstances and barring unforeseen circumstances:

•	At least EUR 1.0 billion operating capital generation before holding funding and operating expenses, which excludes the contribution from Aegon the Netherlands;
•

Around EUR 600 million of free cash flow, which excludes remittances from Aegon the Netherlands and includes an anticipated interim dividend to be received on Aegon’s strategic shareholding in a.s.r.; and

•	A dividend of around 30 eurocents per common share over 2023.

Please note that this outlook assumes the closing of the transaction with a.s.r. in the second half of 2023. Aegon intends to return EUR 1.5 billion of the cash proceeds from the transaction to shareholders. This, together with anticipated synergies from the transaction in the form of growing a.s.r. dividends to Aegon, is expected to lead to an improvement of free cash flow per share over time.

Aegon remains committed to reducing its gross financial leverage by up to EUR 700 million using cash proceeds from the a.s.r. transaction.

4Q 2022 Results - 13

The Hague – February 09, 2023

Americas

Americas								unaudited

USD in millions	Notes	4Q 2022	4Q 2021%		3Q 2022%		FY 2022	FY 2021%

Individual Solutions		149	140	6	80	85	549	668	(18)
Workplace Solutions		91	70	30	74	23	284	268	6
Operating result		239	210	14	154	55	833	935	(11)
Fair value items		4	282	(99)	(502)	n.m.	(1,732)	826	n.m.
Realized gains / (losses) on investments		(389)	98	n.m.	(17)	n.m.	(505)	370	n.m.
Net impairments		(7)	5	n.m.	7	n.m.	(13)	17	n.m.
Non-operating items		(392)	385	n.m.	(512)	23	(2,250)	1,213	n.m.
Other income/(charges)		(129)	117	n.m.	(16)	n.m.	(555)	(789)	30
Result before tax		(282)	713	n.m.	(374)	25	(1,972)	1,359	n.m.
Income tax		69	(114)	n.m.	94	(27)	486	(162)	n.m.
Net result		(213)	599	n.m.	(280)	24	(1,486)	1,197	n.m.

Operating expenses		433	377	15	430	1	1,757	1,705	3
Addressable expenses		370	412	(10)	372	(1)	1,511	1,541	(2)

Individual Solutions		1,859	2,210	(16)	1,976	(6)	8,757	10,298	(15)
Workplace Solutions		5,793	5,767	-	6,270	(8)	27,300	28,154	(3)
Total gross deposits	9	7,652	7,976	(4)	8,246	(7)	36,057	38,451	(6)

Individual Solutions		(2,485)	(2,580)	4	(1,873)	(33)	(9,040)	(7,709)	(17)
Workplace Solutions		(7,857)	(5,430)	(45)	(18)	n.m.	(7,902)	(13,179)	40
Total net deposits / (outflows)	9	(10,342)	(8,009)	(29)	(1,891)	n.m.	(16,942)	(20,889)	19

Individual Solutions		124	95	30	108	15	431	360	20
Workplace Solutions		12	12	(5)	12	(5)	67	57	17
New life sales (recurring plus 1/10 single)	9	136	107	26	120	13	498	417	19

New premium production accident & health insurance		24	46	(49)	26	(10)	133	152	(12)

4Q 2022 Results - 14

The Hague – February 09, 2023

Operating result

The operating result from the Americas increased by 14% to USD 239 million in the fourth quarter of 2022 from USD 210 million in the same prior year period. This was primarily due to an improvement of the unfavorable mortality claims experience in Life, reducing from USD 98 million in the fourth quarter of 2021 to USD 14 million in the same quarter of 2022. In addition, the result benefited from the reinsurance transaction with TLB. This was partly offset by a lower result from Variable Annuities where fee income was negatively impacted by adverse markets and expected outflows, and from less favorable morbidity claims experience which reduced from USD 35 million in the fourth quarter 2021 to USD 17 million in the fourth quarter of 2022.

•

In Individual Solutions, the operating result increased USD 9 million to USD 149 million in the fourth quarter of 2022 compared with the prior year period. The operating result was supported by lower operating expenses, an improvement in net claims experience, and the one-time recognition of the TLB operating result from the third quarter of 2022 of USD 28 million, following the reinsurance treaty between TLB and Transamerica that commenced retrospectively on July 1, 2022. This reinsurance treaty contributed additional USD 30 million to the operating result in the fourth quarter of 2022. This was partly offset by lower fee revenues in Variable Annuities, a consequence of expected outflows and the impact of lower equity markets as well as higher interest rates on account balances. In addition, investment income decreased in all lines of business due to lower asset volumes.

In individual Life, the unfavorable mortality experience reduced from USD 92 million in the fourth quarter of 2021 to USD 14 million this quarter, half of which was directly attributable to COVID-19 as the cause of death. This improvement was partly offset by unfavorable persistency.

Morbidity experience in individual Accident & Health was USD 11 million favorable relative to expectations in the fourth quarter of 2022, and was mainly a result of higher claims terminations. This compared to USD 37 million of favorable morbidity experience in the fourth quarter of 2021. Higher interest rates led to a benefit from new annuitizations in Fixed Annuities.

•

In Workplace Solutions, the operating result increased by USD 21 million compared with the same period in 2021 to USD 91 million. The operating result of Retirement Plans increased by 13% to USD 51 million, as higher revenues from the Advice Center, participant fees, and transaction fees, as well as higher investment income more than offset a decrease in fee income from lower account values as a result of market movements. The result from Workplace Life increased to USD 11 million driven by better mortality experience and the result from Workplace Health increased to USD 9 million driven by favorable morbidity experience. The result of Stable Value Solutions remained constant at USD 19 million.

Net result

The net result for the Americas amounted to a loss of USD 213 million in the fourth quarter of 2022 compared with a profit of USD 599 million in the fourth quarter of 2021. This quarter’s loss was driven by a loss from non-operating items, while the profit in the prior year period was driven by favorable non-operating items and Other income. Non-operating items resulted in a loss of USD 392 million driven by realized losses on investments and compared with a USD 385 million gain in the fourth quarter of 2021.

Fair value items resulted in a gain of USD 4 million in the fourth quarter of 2022.

•	Fair value hedges with an accounting match led to a gain of USD 120 million largely from gains on unhedged items, mainly credit spread and fund basis risk.
•

Fair value hedges without an accounting match resulted in a gain of USD 35 million, mainly related to the impact of higher interest rates on Life intangibles. The dynamic hedge program for GMDB and GMIB riders targets to hedge the economic liability, and remained highly effective with a fair value loss of USD 8 million from equity market movements during the quarter. This supported a hedge effectiveness of 96% for the overall variable annuity portfolio.

•

Fair value investments resulted in a loss of USD 150 million for the fourth quarter of 2022. This was driven by real estate with commodity exposure, private equity investments, and multi-family property investments, which underperformed in the current macro-economic environment.

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Realized losses on investments amounted to USD 389 million, partly from the sale of bonds at the beginning of the fourth quarter to maintain a robust liquidity position consistent with Aegon’s strict liquidity framework. In addition, losses resulted from adjustments to the Transamerica’s interest rate risk profile following the increase in interest rates. Net impairments of USD 7 million were driven by gross impairments of fixed income assets, which was partly offset by recoveries from residential mortgage-backed securities.

Other charges amounted to USD 129 million were driven by USD 44 million of one-time investments related to the operational improvement plan and by various in-force management actions as well as model and assumption changes.

The loss before tax amounted to USD 282 million. The income tax benefit was USD 69 million in the fourth quarter of 2022, implying an effective tax rate that is higher than the statutory rate due to tax benefits and credits. The resulting net loss was USD 213 million.

Expenses

Addressable expenses decreased by 10% to USD 370 million in the fourth quarter of 2022 compared with USD 412 million in the fourth quarter of 2021. This decrease was mainly driven by higher spend on shared services accounts and on performance-related compensation in the fourth quarter of 2021. In this quarter, the successful implementation of expense initiatives as part of the operational improvement program helped to decrease expenses on technology development and real estate, which was partly offset by higher third-party expenses.

Operating expenses increased by 15% to USD 433 million, as the prior year quarter included a USD 104 million onetime benefit from changes to the US employee pension plan. Excluding the one-time benefit, operating expenses decreased by 10% compared with the fourth quarter of 2021 in line with addressable expenses.

Sales

New life sales increased by 26% to USD 136 million from USD 107 million in the fourth quarter of 2021.

•

The Individual Solutions business generated new life sales of USD 124 million in the fourth quarter of 2022. With an increase of 30% compared to the fourth quarter of last year, Individual Solutions achieved the highest level of quarterly new life sales in the last five years. The increase was driven by higher indexed universal life product sales across all distribution channels. The improved service experience and continued competitiveness of Transamerica’s products supported an increase in market share in the WFG distribution channel to 67%. WFG further expanded its distribution reach by growing its number of licensed life agents to a record level of more than 62,600 agents, a 20% increase compared with the fourth quarter of 2021. Also, Transamerica launched a new indexed universal life product specifically designed for the brokerage distribution channel, complementing our current product that is successfully marketed through WFG. Term Life and Whole Life sales remained broadly stable in a competitive market.

•	New life sales in Workplace Solutions remained even at USD 12 million compared with the same period of 2021.

New premium production for accident & health insurance decreased to USD 24 million in the fourth quarter of 2022 from USD 46 million in the same period of 2021. Last year’s fourth quarter included USD 22 million of one-off long-term care sales in Individual Solutions. Excluding these sales, new premium production for accident & health insurance were broadly flat with lower sales in supplemental health products offset by new premiums in disability and Medicare supplement products.

Total net outflows increased to USD 10.3 billion in the fourth quarter of 2022 compared with USD 8.0 billion in the fourth quarter of 2021.

•

In Individual Solutions, net outflows decreased from USD 2.6 billion in the fourth quarter of 2021 to USD 2.5 billion in the fourth quarter of 2022. Net outflows in Variable Annuities amounted to USD 1.1 billion this quarter compared with USD 2.1 billion in the fourth quarter of 2021. This is a consequence of lower surrenders in the current market environment and the non-recurrence of outflows as a result of the lump-sum buyout program for certain variable annuities policies in the fourth quarter last year. In Mutual Funds, net outflows of

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The Hague – February 09, 2023

USD 1.1 billion were the result of challenging market conditions, and compared with USD 0.2 billion of net outflows in the fourth quarter of 2021. Furthermore, the run-off of the Fixed Annuities book contributed USD 0.3 billion in net outflows.

•

Workplace Solutions reported net outflows of USD 7.9 billion, USD 5.2 billion of which were due to the discontinuance of one large Multiple-Employer-Plan in the Middle-Market segment of Retirement Plans. Excluding this contract, the Middle-Market segment saw net outflows of USD 0.5 billion, an improvement of USD 0.2 billion compared with the prior year quarter. In the fourth quarter of 2022, the Large-Market segment of Retirement Plans saw net outflows of USD 2.3 billion compared with net outflows of USD 5.1 billion in the fourth quarter of 2021, which included a significant contract discontinuance. Net deposits in individual retirement accounts (IRAs) from consolidation and customer retention efforts by the Advice Center amounted to USD 0.2 billion.

Market consistent value of new business

Market consistent value of new business decreased from USD 123 million in the fourth quarter of 2021 to USD 104 million in the fourth quarter of 2022. Adjusting for last year’s new business value in Brazil, which is reported in the International reporting segment from 2022, the market consistent value of new business decreased by USD 15 million. The value of new business in Individual Solutions decreased by 4% to USD 89 million this quarter, mainly from one-time sales in Individual Health in the fourth quarter of 2021. This was largely offset by higher sales volumes in Individual Life. The value of new business in Workplace Solutions decreased to USD 15 million in the fourth quarter of 2022 and was driven by lower written sales and a less favorable product mix.

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The Hague – February 09, 2023

The Netherlands

The Netherlands								unaudited
EUR in millions	Notes	4Q 2022	4Q 2021	%	3Q 2022	%	FY 2022	FY 2021	%

Life		120	137	(13)	117	2	463	519	(11)
Mortgages		17	19	(13)	16	5	68	71	(4)
Bank		51	31	66	31	66	128	115	12
Workplace Solutions		33	8	n.m.	21	55	123	50	146
Operating result		220	195	13	185	19	783	755	4
Fair value items		(33)	(121)	73	34	n.m.	415	(201)	n.m.
Realized gains / (losses) on investments		(4)	29	n.m.	(108)	96	(181)	118	n.m.
Net impairments		(1)	12	n.m.	9	n.m.	15	40	(63)
Non-operating items		(39)	(79)	51	(65)	40	249	(44)	n.m.
Other income/(charges)		(1,963)	(147)	n.m.	(21)	n.m.	(1,970)	(23)	n.m.
Result before tax		(1,781)	(31)	n.m.	99	n.m.	(939)	688	n.m.
Income tax		(441)	(5)	n.m.	(5)	n.m.	(618)	(183)	n.m.
Net result		(2,222)	(37)	n.m.	95	n.m.	(1,557)	505	n.m.

Operating expenses		194	184	5	179	8	738	729	1
Addressable expenses		151	156	(3)	150	1	610	607	1

Bank		6,026	5,388	12	5,287	14	21,376	19,006	12
Workplace Solutions		252	236	7	294	(14)	1,034	896	15
Total gross deposits	9	6,278	5,623	12	5,581	12	22,410	19,902	13

Bank		13	(158)	n.m.	155	(92)	367	(1,012)	n.m.
Workplace Solutions		212	186	14	245	(13)	834	739	13
Total net deposits / (outflows)	9	225	28	n.m.	400	(44)	1,201	(273)	n.m.

Mortgage origination		1,883	2,269	(17)	2,012	(6)	8,743	10,856	(19)

New life sales (recurring plus 1/10 single)		14	17	(22)	18	(23)	73	74	(2)
New premium production accident & health insurance		3	2	69	1	n.m.	8	10	(23)
New premium production property & casualty insurance		7	5	41	7	1	23	20	15

4Q 2022 Results - 18

The Hague – February 09, 2023

Operating result

Aegon’s operating result in the Netherlands increased by EUR 25 million compared with the fourth quarter of 2021 to EUR 220 million. The results of Bank and Workplace Solutions showed a strong increase, supported by higher interest rates, business growth, and non-life reserve releases, while the results of Life and Mortgages decreased, reflecting lower investment income from mortgages. Benefits from expense savings initiatives across all lines of business more than offset higher pension costs for own employees and higher expenses related to growth initiatives.

•

The operating result from Life decreased by 13% to EUR 120 million in the fourth quarter of 2022. The main contributor was lower investment income, driven by lower prepayment compensations and lower yields on mortgages. The shortening of the balance sheet as a result of the sale of fixed income assets in response to the rising interest rate environment was partly offset by higher margins from a shift to higher yielding assets in recent quarters. Other drivers included the impact of the longevity reinsurance transaction announced in December 2021 and lower fees and revenues from the closed individual life book.

•

The operating result from Mortgages decreased by EUR 3 million to EUR 17 million compared with the fourth quarter of 2021. The impact of higher fees resulting from business growth was more than offset by the combination of lower revenues from lower customer prepayment compensations and lower yields on mortgages.

•

The operating result from Bank increased by 66% compared with the fourth quarter of 2021 to EUR 51 million. The main contributor was a higher interest margin due to higher interest rates. Furthermore, higher fee income from more fee-paying customers at Knab and reduced costs from expense savings initiatives contributed favorably.

•

The operating result from Workplace Solutions increased by EUR 25 million to EUR 33 million in the fourth quarter of 2022. This primarily reflected increased earnings of the non-life disability business, due a release from the incurred but not reported (IBNR) reserve, elevated recoveries, and lower claims. Furthermore, business growth at the pension administration business TKP and income protection provider Robidus contributed favorably.

Net result

The net result amounted to a loss of EUR 2.2 billion, and reflects a EUR 1.8 billion impairment loss triggered, which is not tax deductible, by classifying Aegon the Netherlands as held for sale, as a result of the transaction with a.s.r. This represents the majority of the expected reduction in equity as a result of the transaction. A one-time tax charge of EUR 454 million, related to the previously announced settlement of a tax position in connection with the transaction with a.s.r. also impacted the net result.

The non-operating result amounted to a loss of EUR 39 million and was driven by fair value losses. These reflected the negative impact from real estate revaluations, following the decrease in Dutch housing prices.

Other charges amounted to EUR 2.0 billion and were mainly driven by the aforementioned impairment. Model and assumption updates also had an unfavorable impact.

Expenses

Addressable expenses decreased by 3% compared with the fourth quarter of 2021 to EUR 151 million. The benefit from expense savings initiatives was only partly offset by higher expenses related to growth initiatives and other elements, mostly due to higher own employee pension costs as a consequence of higher interest rates.

Operating expenses increased by 5% to EUR 194 million as lower addressable expenses were more than offset by higher expenses related to customer due diligence and higher one-time investments related to the operational improvement plan, which totaled EUR 12 million in the fourth quarter of 2022.

Sales

Workplace Solutions net deposits increased by 14% to EUR 212 million in the fourth quarter of 2022, supported by. higher recurring gross deposits from continued strong demand for defined contribution pension products (PPIs).

For the Bank, net deposits amounted to EUR 13 million in the fourth quarter of 2022, supported by the growing number of Knab customers.

4Q 2022 Results - 19

The Hague – February 09, 2023

Mortgage production decreased by EUR 0.4 billion to EUR 1.9 billion in the fourth quarter of 2022, of which EUR 0.9 billion was originated for third-party investors, who pay Aegon a fee for originating and servicing these mortgages. The decrease in production is due to reduced refinancing activity as a result of increased mortgage rates and a decline in home sales.

New premium production for accident & health increased by EUR 1 million to EUR 3 million compared with the fourth quarter of 2021, while new premium production for property & casualty insurance increased by EUR 2 million to EUR 7 million. The latter was in part driven by pricing changes.

New life sales decreased by 22% to EUR 14 million, driven by lower production of immediate annuities.

4Q 2022 Results - 20

The Hague – February 09, 2023

United Kingdom

United Kingdom								unaudited
GBP in millions	Note	4Q 2022	4Q 2021	%	3Q 2022	%	FY 2022	FY 2021	%

Operating result		44	42	5	41	6	175	158	11
Fair value items		(26)	(7)	n.m.	(14)	(84)	8	(53)	n.m.
Realized gains / (losses) on investments		1	9	(93)	-	n.m.	3	9	(70)
Net impairments		-	-	n.m.	(3)	n.m.	(10)	-	n.m.
Non-operating items		(26)	2	n.m.	(18)	(46)	1	(44)	n.m.
Other income/(charges)	5	29	(3)	n.m.	(14)	n.m.	(32)	1	n.m.
Result before tax		47	41	15	10	n.m.	145	115	26
Income tax		(4)	(9)	55	(1)	n.m.	1	(10)	n.m.
Net result		43	32	35	9	n.m.	146	104	39

Operating expenses		90	96	(6)	97	(7)	375	386	(3)
Addressable expenses		79	84	(6)	80	(1)	319	335	(5)

Total gross deposits [1]	9	3,155	12,058	(74)	985	n.m.	8,485	21,292	(60)

Retail		(432)	(38)	n.m.	(379)	(14)	(877)	(210)	n.m.
Workplace Solutions		655	542	21	462	42	2,223	1,493	49
Institutional		476	9,041	(95)	(1,672)	n.m.	(2,743)	8,754	n.m.
Traditional products		(239)	(362)	34	(222)	(7)	(961)	(1,246)	23
Total net deposits / (outflows)	9	461	9,183	(95)	(1,811)	n.m.	(2,358)	8,792	n.m.

New life sales (recurring plus 1/10 single)	6,9	5	7	(22)	5	(4)	22	27	(16)

1. Institutional deposits are included on a net basis

4Q 2022 Results - 21

The Hague – February 09, 2023

Operating result

The operating result from the United Kingdom increased by 5% compared with the fourth quarter of 2021 to GBP 44 million. Lower addressable expenses as a result of expense savings initiatives more than offset a decline in fee revenues as a result of unfavorable market developments in 2022 and the run-off of the traditional product portfolio.

Net result

Aegon UK reported a net result of GBP 43 million in the fourth quarter of 2022, primarily driven by the operating result. Non-operating items and Other income broadly offset each other.

Non-operating items amounted to a loss of GBP 26 million driven by fair value losses. This reflects the negative revaluations of hedges used to protect the solvency position and were mainly the result higher equity markets.

Other income was GBP 29 million. One-time investments related to the operational improvement plan were more than offset by charges from policyholder taxes. Charges from policyholder taxes are fully offset in the income tax line.

Expenses

Addressable expenses in the fourth quarter of 2022 amounted to GBP 79 million, which is a decrease of GBP 5 million compared with the same period in 2021. Expense savings initiatives reduced expenses compared with the fourth quarter of 2021 and more than offset slightly higher personnel expenses due to a higher headcount.

Operating expenses decreased by GBP 6 million to GBP 90 million, driven by lower addressable expenses. One-time investments related to the operational improvement plan amounted to GBP 8 million in the fourth quarter of 2022.

Sales

Net deposits amounted to GBP 0.5 billion, compared with net deposits of GBP 9.2 billion in the fourth quarter of 2021 when a large client was onboarded in the Institutional business. The main drivers of net deposits this quarter were the Workplace and Institutional businesses.

Net deposits in Workplace amounted to GBP 655 million, higher than the comparable quarter of 2021. This was driven by onboarding of new schemes and no significant exits.

For Retail, net outflows were higher than in the comparable period of 2021, and amounted to GBP 432 million. Gross deposits decreased compared with the fourth quarter 2021 following reduced customer activity due to weak investor sentiment in the current macro-economic environment.

Net deposits for the Institutional business, which is low-margin and for which net deposits can be lumpy, equaled GBP 0.5 billion in the fourth quarter of 2022. This is lower than the deposits recorded in the same period of 2021 when a large client was onboarded.

For Traditional products, net outflows amounted to GBP 239 million as this book continues to gradually run off.

New life sales of GBP 5 million were slightly below the level of the fourth quarter of 2021.

Market consistent value of new business

MCVNB for the fourth quarter of 2022 totaled GBP 13 million compared with GBP 14 million in the fourth quarter of 2021. The decrease was mainly driven by lower overall business volumes, which more than offset a more favorable product mix.

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The Hague – February 09, 2023

International

International								unaudited

EUR in millions	Note	4Q 2022	4Q 2021%		3Q 2022%		FY 2022	FY 2021%

Spain & Portugal		20	23	(15)	21	(7)	78	75	4
China		8	9	(14)	5	68	26	24	8
Brazil		8	(2)	n.m.	6	25	27	(2)	n.m.
TLB		(21)	21	n.m.	28	n.m.	60	77	(23)
Others		(6)	(6)	-	(5)	(22)	(24)	(31)	23
Operating result		9	46	(80)	55	(84)	167	143	18
Fair value items		(1)	(11)	95	7	n.m.	21	(18)	n.m.

Realized gains / (losses) on investments		9	(5)	n.m.	(4)	n.m.	-	2	(81)

Net impairments		(1)	-	(175)	-	(240)	(8)	1	n.m.
Non-operating items		7	(16)	n.m.	3	110	13	(15)	n.m.
Other income/(charges)		82	25	227	1	n.m.	371	65	n.m.
Result before tax		98	54	79	59	65	553	193	186
Income tax		1	(7)	n.m.	(12)	n.m.	(36)	(36)	-

Net result		98	47	108	47	109	516	157	229

Operating expenses		81	104	(22)	82	(1)	334	439	(24)
Addressable expenses [1]		30	30	-	31	(4)	122	118	3

Spain & Portugal		-	5	(100)	2	(100)	7	15	(56)
China		2	3	(5)	1	n.m.	18	10	77
Brazil		158	175	(10)	191	(17)	635	361	76
Others		-	-	n.m.	-	n.m.	-	-	n.m.
Total gross deposits	9	160	183	(12)	193	(17)	660	387	71

Spain & Portugal		-	-	n.m.	(1)	85	(4)	-	n.m.
China		-	(1)	87	(2)	94	9	3	n.m.
Brazil		(18)	98	n.m.	1	n.m.	23	187	(88)
Others		-	-	n.m.	-	n.m.	-	-	n.m.
Total net deposits / (outflows)	9	(18)	98	n.m.	(2)	n.m.	28	191	(85)

Spain & Portugal		13	13	2	12	4	56	48	17
China		24	20	18	17	41	87	90	(4)
Brazil		37	18	105	25	47	105	77	36
TLB		1	3	(54)	-	187	5	11	(52)
Others		-	-	22	-	108	-	2	(88)
New life sales (recurring plus 1/10 single)	9	75	54	39	55	37	253	228	11

New premium production accident & health insurance		12	10	28	8	62	35	31	15
New premium production property & casualty insurance		17	19	(8)	17	1	82	76	8

 1. Addressable expenses for all reporting periods are reported at constant currency at the FY 2022 weighted average foreign exchange rate.

4Q 2022 Results - 23

The Hague – February 09, 2023

Operating result

The operating result from International decreased by EUR 37 million to EUR 9 million in the fourth quarter of 2022. The main driver was the previously announced reinsurance transaction between TLB and Transamerica. Adjusting for this impact, the result increased by 31%, which is driven by Brazil, and reflects mostly improved claims experience and business growth.

•

The operating result from Spain & Portugal was EUR 20 million, 15% lower than in the fourth quarter of 2021. This was mainly driven by the divestment of its 50% stake in the insurance joint venture with Liberbank. Adjusted for this, the operating result increased, mostly due to business growth and favorable life claims experience.

•

China’s operating result decreased by 14% to EUR 8 million in the fourth quarter of 2022. The reduction was due to setting up a provision in anticipation of the effects of lifting the COVID-19 restrictions and was partially offset by expense management.

•

The operating result from Brazil improved by EUR 10 million to EUR 8 million, reflecting business growth, a normalization of COVID-19 mortality claims experience, and the benefit from an increase in Aegon’s economic ownership in the business.

•

TLB, the high-net-worth business, recorded an operating loss of EUR 21 million, which is EUR 42 million lower than in the fourth quarter of 2021. This was mostly the result of the previously announced reinsurance treaty with Transamerica that commenced retrospectively on July 1, 2022. This led to a lower fourth quarter result in the International segment and to the derecognition of the majority of the previously reported third quarter operating result, which amounted to EUR 26 million.

•	For the Others segment, the operating result worsened by EUR 1 million to a loss of EUR 6 million.

Net result

The result before tax amounted to EUR 98 million in the fourth quarter of 2022. This reflects the operating result and an Other income of EUR 82 million, mainly as a result of the tax-exempt book gain on the divestment of Aegon’s stake in the joint venture with Liberbank. It also reflects EUR 9 million of realized gains mainly from optimizing the asset mix in China. After a tax benefit of EUR 1 million, the net result was EUR 98 million.

Expenses

Addressable expenses amounted to EUR 30 million and remained stable on a constant currency basis compared with the fourth quarter of 2021. Additional expenses related to business growth and inflation were offset by savings from expense initiatives.

Operating expenses were EUR 81 million in the fourth quarter of 2022, a decrease of 22% compared with the fourth quarter of 2021. This largely reflects the sale of Aegon’s businesses in Hungary and Turkey and expense reductions throughout the businesses, which more than offset higher expenses in Brazil and Spain & Portugal due to business growth.

Sales

New life sales increased by 39% compared with the fourth quarter of 2021 to EUR 75 million.

•	New life sales in Spain & Portugal remained stable at EUR 13 million, as the impact of the divestment of Aegon’s stake in the joint venture with Liberbank was offset by business growth.
•	China’s new life sales increased by 18% to EUR 24 million, reflecting higher sales following a sales campaign through the broker and bank channels while COVID-19 related challenges remained.
•	For Brazil, new life sales increased by EUR 19 million to EUR 37 million, driven by business growth and increased business ownership.
•	For TLB, new life sales decreased by EUR 2 million as a result of COVID-19 related challenges and increased competition.

New premium production for accident & health insurance amounted to EUR 12 million, an increase of 28% compared with the fourth quarter of 2021, driven by business growth in Spain & Portugal. New premium production for property & casualty insurance decreased by 8% to EUR 17 million driven by less demand for lower margin burial and unemployment insurance products in Spain & Portugal.

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The Hague – February 09, 2023

Market consistent value of new business

MCVNB in International decreased by EUR 3 million to EUR 19 million in the fourth quarter of 2022. This reflects the impact of the divestment of Aegon’s stake in the joint venture with Liberbank and a less favorable product mix in Spain & Portugal, which were partly offset by the inclusion of Brazil.

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The Hague – February 09, 2023

 Asset Management

Asset Management								unaudited

EUR in millions	Notes	4Q 2022	4Q 2021	%	3Q 2022	%	FY 2022	FY 2021	%

Global Platforms		5	13	(63)	16	(69)	51	54	(6)
Strategic Partnerships		27	36	(24)	27	-	142	199	(29)
Operating result		32	49	(35)	43	(25)	193	253	(24)
Fair value items		1	-	n.m.	(1)	n.m.	(3)	(1)	n.m.
Realized gains / (losses) on investments		(4)	-	n.m.	4	n.m.	-	2	n.m.
Net impairments		-	(1)	n.m.	-	n.m.	-	(1)	n.m.
Non-operating items		(3)	-	n.m.	3	n.m.	(3)	-	n.m.
Other income / (charges)		11	(6)	n.m.	(10)	n.m.	(19)	(18)	(4)
Result before tax		41	43	(5)	36	11	171	235	(27)
Income tax		(18)	(6)	n.m.	(11)	(60)	(67)	(65)	(4)
Net result		22	37	(39)	25	(11)	104	170	(39)

Management fees		142	158	(10)	149	(5)	591	602	(2)
Performance fees		6	16	(62)	2	179	17	112	(85)
Other		15	18	(17)	17	(12)	89	75	19
Total revenue [1]		163	191	(15)	168	(3)	697	788	(12)

Global Platforms		104	114	(8)	107	(3)	429	430	-
Strategic Partnerships		59	78	(24)	60	(3)	268	359	(25)
Total revenue [1]		163	191	(15)	168	(3)	697	788	(12)

Operating Expenses		145	146	-	136	6	547	552	(1)
Addressable expenses [2]		96	102	(5)	88	9	372	391	(5)

Operating Margin - Global Platforms		4.7%	11.7%		14.7%		11.9%	12.6%

General Account		4,956	5,089	(3)	2,148	131	16,544	16,190	2
Affiliate		3,419	3,244	5	2,484	38	10,509	10,569	(1)
Third Party		3,076	5,818	(47)	2,259	36	12,708	26,086	(51)
Global Platforms		11,451	14,152	(19)	6,890	66	39,761	52,845	(25)
Strategic Partnerships		26,224	36,303	(28)	28,636	(8)	114,379	131,204	(13)
Gross deposits		37,675	50,455	(25)	35,527	6	154,141	184,049	(16)

General Account		(211)	(1,588)	87	(3,301)	94	(9,742)	(5,489)	(77)
Affiliate		974	(799)	n.m.	(84)	n.m.	(2,061)	(2,431)	15
Third Party		(2,372)	419	n.m.	(1,027)	(131)	(3,798)	5,049	n.m.
Global Platforms		(1,610)	(1,968)	18	(4,412)	64	(15,601)	(2,870)	n.m.
Strategic Partnerships		(1,406)	2,696	n.m.	1,516	n.m.	3,569	7,835	(54)
Net deposits / (outflows)		(3,016)	728	n.m.	(2,896)	(4)	(12,032)	4,965	n.m.

 1. Net fees and commissions

 2. Addressable expenses for all reporting periods are reported at constant currency at the FY 2022 weighted average foreign exchange rate.

4Q 2022 Results - 26

The Hague – February 09, 2023

Operating result

The operating result from Aegon AM decreased by 35% compared with the same quarter of 2021 to EUR 32 million in the fourth quarter of 2022. This was driven by lower management fees in both Global Platforms and Strategic Partnerships, mainly as a consequence of lower asset balances due to adverse market conditions, and lower performance fees in the Chinese asset management joint venture Aegon-Industrial Fund Management Company (AIFMC).

•

The operating result for Global Platforms decreased by 63% to EUR 5 million in the fourth quarter of 2022. Revenues declined due to lower management fees, as asset balances reduced due to adverse market conditions and outflows. This was partially offset by lower addressable expenses driven by a reduction of variable remuneration accruals.

•

The operating result from Strategic Partnerships decreased by 24% to EUR 27 million in the fourth quarter of 2022. Revenues declined mostly due to lower performance fees for AIFMC, which reduced compared with the elevated level in the same period of 2021, as well as lower management fees.

Net result

The result before tax of EUR 41 million in the fourth quarter of 2022 was 5% lower compared with the same period of 2021. The lower operating result in the fourth quarter of 2022 was partially offset by higher Other income. Other income included a one-time release of variable remuneration accruals, which more than offset higher one-time investments related to the operational improvement plan for Global Platforms. After the income tax charge of EUR 18 million, the net result amounted to EUR 22 million. The effective tax rate equaled 44%.

Revenues

In the fourth quarter of 2022 total revenues decreased by 15% compared with the same period of 2021 to EUR 163 million. This was largely driven by the aforementioned decrease in performance fees in AIFMC from EUR 13 million in the fourth quarter of 2021 to EUR 4 million in the same period of 2021. Management fees decreased compared with the same period last year both within Global Platforms and Strategic Partnerships, which was driven by adverse market conditions and despite of favorable currency movements. Other revenues decreased by EUR 3 million to EUR 15 million in the fourth quarter of 2022.

Expenses

Addressable expenses – related to Global Platforms – decreased by EUR 6 million to EUR 96 million in the fourth quarter of 2022 on a constant currency basis. These were driven by lower performance-based employee expenses in Global Platforms, partially offset by inflationary pressure.

Operating expenses amounted to EUR 145 million, the same amount as the prior year period. Higher one-time investments related to the operational improvement plan within Global Platforms, which amounted to EUR 16 million in the fourth quarter of 2022, were offset by a one-time release of variable remuneration accruals in Strategic Partnerships.

Sales

Third-party net outflows amounted to EUR 3.8 billion in the fourth quarter of 2022, and consisted of EUR 2.4 billion net outflows for Global Platforms and EUR 1.4 billion net outflows for Strategic Partnerships.

Global Platforms third-party net outflows in the fourth quarter of 2022 were largely related to fixed-income products, as customers freed up liquidity in a rising interest rate environment, and to a lesser extent in Real Assets. Net deposits were recorded in fiduciary management, structured assets and equities.

Strategic Partnerships third-party net outflows were driven by AIFMC due to the adverse market and economic conditions in China and were only partly offset by net deposits in the joint venture La Banque Postale Asset Management (LBPAM).

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The Hague – February 09, 2023

Net outflows from the general account were EUR 0.2 billion in the fourth quarter of 2022, compared with net outflows of EUR 1.6 billion in the prior year period. Net deposits from affiliates totaled EUR 1.0 billion in the fourth quarter of 2022 mostly in US fixed-income products in line with the strategy to increase penetration of Aegon funds in this channel. These more than offset the impact of the gradual run-off of the traditional product portfolio in the UK.

Assets under management

Assets under management decreased by EUR 117 billion compared with December 31, 2021, to EUR 293 billion. This was mainly driven by unfavorable market movements and a transfer of EUR 49 billion assets under management following the completion of the divestment of LBPAM’s 45% stake in Ostrum AM.

4Q 2022 Results - 28

The Hague – February 09, 2023

Market consistent value of new business								unaudited
EUR millions, after tax	Notes	4Q 2022	4Q 2021	%	3Q 2022	%	FY 2022	FY 2021	%

Americas[1]		101	107	(5)	96	5	350	362	(3)
The Netherlands		-	3	(97)	2	(95)	16	8	95
United Kingdom		15	17	(12)	17	(11)	84	89	(6)
International[1]		19	22	(16)	16	18	76	78	(3)
Total		135	149	(9)	130	4	526	538	(2)
1 The MCVNB comparative figures include Brazil within the Americas segment. It is excluded starting from 1Q 2022 and included within the International segment.

Modelled new business: APE								unaudited
EUR millions, after tax	Notes	4Q 2022	4Q 2021	%	3Q 2022	%	FY 2022	FY 2021	%

Americas[1]		163	164	-	153	7	751	704	7
The Netherlands		33	23	45	15	125	224	212	6
United Kingdom		410	515	(20)	496	(17)	2,124	2,086	2
International[1]		177	143	24	75	135	419	315	33
Total		783	844	(7)	739	6	3,518	3,316	6
1 The MCVNB comparative figures include Brazil within the Americas segment. It is excluded starting from 1Q 2022 and included within the International segment.

Modelled new business: Deposits								unaudited
EUR millions, after tax	Notes	4Q 2022	4Q 2021	%	3Q 2022	%	FY 2022	FY 2021	%

Americas		1,590	1,864	(15)	1,435	11	7,087	7,668	(8)
The Netherlands		207	161	28	38	450	603	531	14
United Kingdom		-	-	-	-	-	-	-	-
International		2	3	(18)	1	323	19	12	58
Total		1,800	2,028	(11)	1,474	22	7,708	8,211	(6)

Exchange rates	EUR/USD		EUR/GBP
	2022	2021	2022	2021
Current quarter YTD income statement (average rate)	1.0534	1.1831	0.8528	0.8598
Prior quarter YTD income statement (average rate)	1.0639	1.1964	0.8471	0.8637
Current quarter balance sheet (closing rate)	1.0673	1.1372	0.8872	0.8396
Prior quarter balance sheet (closing rate)	0.9797	1.1590	0.8776	0.8595

4Q 2022 Results - 29

The Hague – February 09, 2023

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.00 a.m. CET.

Supplements

Aegon’s 4Q 2022 Financial Supplement and other supplementary documents are available on aegon.com.

Conference call including Q&A

The conference call starts at 9:00 am CET, with an audio webcast on aegon.com. To join the conference call and/or participate in the Q&A, you will need to register via the following registration link. Directly after registration you will see your personal pin in the confirmation screen and additionally you will receive an email with the call details and again your personal pin to enter the conference call. To avoid any unforeseen connection issues, it is recommended to make use of the ‘call me’ option.

Two hours after the conference call, a replay will be available on aegon.com.

Click to join

With ‘Call me’, there is no need to dial-in. Simply click the following registration link and select the option ‘Call me’. Enter your information and you will be called back to directly join the conference. The link becomes active 15 minutes prior to the scheduled start time. Should you wish not to use the ‘click to join’ function, dial-in numbers are also available:

Dial-in numbers for conference call

United States: +1 864 991 41 03 (local)

United Kingdom: +44 808 175 15 36 (toll-free)

The Netherlands: +31 800 745 83 77 (toll-free)

Passcode: you will receive a personal pin upon registration

Financial calendar 2023

IFRS 9/17 Educational Webinar – March 9, 2023

Trading update first quarter 2023 – May 17, 2023

Annual General Meeting – May 25, 2023

Capital Markets Day – June 22, 2023

First half 2023 results – August 17, 2023

Trading update third quarter 2023 – November 16, 2023

About Aegon

Aegon is an integrated, diversified, international financial services group. The company offers investment, protection, and retirement solutions, with a strategic focus on three core markets (the United States, the United Kingdom, and the Netherlands), three growth markets (Spain & Portugal, Brazil, and China), and one global asset manager.

Aegon’s purpose of Helping people live their best lives runs through all its activities. As a leading global investor and employer, the company seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity.

Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

4Q 2022 Results - 30

The Hague – February 09, 2023

Notes (1 of 3)

1)

For segment reporting purposes operating result, operating result after tax, operating expenses, addressable expenses, income tax (including joint ventures (jv’s) and associated companies), result before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Segment information						unaudited

		4Q 2022			4Q 2021

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated	Segment total	Joint ventures and associates eliminations	Consolidated

Operating result after tax	361	(28)	333	405	69	474
Tax on operating result	(127)	21	(106)	(65)	16	(49)
Operating result	488	(49)	439	470	53	523
Fair value items	(67)	66	(1)	90	(67)	23
Realized gains / (losses) on investments	(370)	(13)	(382)	121	(2)	119
Net impairments	(9)	(2)	(11)	15	-	16
Non-operating items	(445)	51	(395)	226	(68)	158
Other income / (charges)	(2,021)	(27)	(2,049)	(69)	-	(70)
Result before tax	(1,978)	(26)	(2,004)	627	(16)	611
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	26	(26)	-	16	(16)	-

Income tax (expense) / benefit	(384)	26	(358)	(101)	16	(85)

Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(26)	26	-	(16)	16	-
Net result	(2,362)	-	(2,362)	526	-	526

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The Hague – February 09, 2023

Notes (2 of 3)

Segment information			unaudited

	3Q 2022

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated

Operating result after tax	350	(11)	339
Tax on operating result	(79)	19	(60)
Operating result	429	(30)	399
Fair value items	(506)	13	(493)
Realized gains / (losses) on investments	(127)	(2)	(129)
Net impairments	11	-	11
Non-operating items	(622)	11	(611)
Other income / (charges)	(107)	-	(107)
Result before tax	(300)	(19)	(319)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	19	(19)	-
Income tax (expense) / benefit	94	19	113
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(19)	19	-
Net result	(206)	-	(206)
Segment information						unaudited

		FY 2022			FY 2021

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated	Segment total	Joint ventures and associates eliminations	Consolidated

Operating result after tax	1,525	39	1,564	1,582	120	1,701

Tax on operating result	(394)	80	(314)	(324)	78	(247)
Operating result	1,918	(40)	1,878	1,906	42	1,948
Fair value items	(1,231)	(9)	(1,240)	432	(123)	309
Realized gains / (losses) on investments	(650)	(16)	(666)	446	(9)	437
Net impairments	(36)	(2)	(38)	53	-	52
Non-operating items	(1,917)	(27)	(1,944)	930	(132)	798
Other income / (charges)	(2,321)	(18)	(2,339)	(780)	12	(768)
Result before tax	(2,319)	(85)	(2,404)	2,056	(78)	1,979
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	85	(85)	-	78	(78)	-
Income tax (expense) / benefit	(185)	85	(99)	(355)	78	(278)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(85)	85	-	(78)	78	-
Net result	(2,504)	-	(2,504)	1,701	-	1,701

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The Hague – February 09, 2023

Notes (3 of 3)

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.
3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk-free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new b usiness is calculated on a post-tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio calculated by dividing the operating result after cost of leverage by the average shareholders’ equity excluding the revaluation reserve.
5)	Included in Other income/(charges) are income/(charges) made to policyholders with respect to income tax in the United Kingdom.
6)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

7)	APE = recurring premium + 1/10 single premium.
8)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

unaudited EUR millions	4Q 2022	4Q 2021	FY 2022	FY 2021

Employee expenses	521	424	2,094	1,897
Administrative expenses	423	418	1,518	1,581
Operating expenses for IFRS reporting	944	842	3,613	3,478
Operating expenses related to jv’s and associates	69	71	289	297
Operating expenses in earnings release	1,013	913	3,902	3,775

9)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
10)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda, and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

11)

The Solvency II capital ratio reflects Aegon’s interpretation of Solvency II requirements and are not final until filed with the regulators. The Solvency II capital calculation is subject to supervisory review on an ongoing basis.

12)	The numbers in this release are unaudited.

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The Hague – February 09, 2023

Cautionary note regarding non-EU-IFRS measures

This document includes the following non-EU-IFRS financial measures: operating result, income tax, result before tax, market consistent value of new business, return on equity and addressable expenses. These non-EU-IFRS measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business and return on equity, to the most comparable EU-IFRS measure is provided in the notes to this press release. Market consistent value of new business is not based on EU-IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for EU-IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-EU-IFRS measure and is calculated by dividing the operating result after tax less cost of leverage by the average shareholders’ equity excluding the revaluation reserve. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions) after reallocation of claim handling expenses to benefits paid. This includes certain expenses recorded in other charges, including restructuring charges. Addressable expenses are expenses reflected in the operating result, excluding deferrable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. Aegon believes that these non-EU-IFRS measures, together with the EU-IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

○

Unexpected delays, difficulties, and expenses in executing against our environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

○	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
○	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;
○	Changes in the performance of financial markets, including emerging markets, such as with regard to:
•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
○	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
○

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

○

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

○	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
○	Changes affecting interest rate levels and low or rapidly changing interest rate levels;
○	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
○	Changes affecting inflation levels, particularly in the United States, the Netherlands and the United Kingdom;
○

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

○	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
○

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

○	The frequency and severity of insured loss events;
○	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
○

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

○	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
○

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

○	Customqer responsiveness to both new products and distribution channels;
○

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

○

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and its ability to separate businesses as part of divestitures;

○

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

○	Changes in the policies of central banks and/or governments;
○	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
○	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
○

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

○

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

○	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
○

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

○

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

4Q 2022 Results - 34